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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               I.D. Systems, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    449489103
                                   -----------
                                 (CUSIP Number)

                              Henry I. Rothman, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 1, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No.  449489103                                                 Page 2 of 5
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael L. Ehrman
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds: PF
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

Number of         7.    Sole Voting Power     333,400 shares (Includes 251,875
Shares Bene-            currently exercisable options to purchase common stock)
ficially Owned          --------------------------------------------------------
By Each           8.    Shared Voting Power           0
Reporting               --------------------------------------------------------
Person With       9.    Sole Dispositive Power   333,400 shares (Includes
Person With             251,875 currently exercisable options to purchase common
                        stock)
                        --------------------------------------------------------
                  10.   Shared Dispositive Power      0

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        333,400 shares (Includes 251,875 currently exercisable options to purchase common stock)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        5.45%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No.  449489103                                                 Page 3 of 5
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of I.,D. Systems, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is One University Plaza, Hackensack, NJ 07601.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  The name of the individual filing this statement is Michael L. Ehrman.

     (b) Mr. Ehrman's business address is I.D. Systems, Inc., One University Plaza, Hackensack, NJ 07601.

     (c) Mr. Ehrman's principal occupation is Executive Vice President of the Company.

     (d) Mr. Ehrman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Ehrman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Ehrman is a citizen of United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Ehrman beneficially owns 333,400 shares of Common Stock. Of such shares, 251,875 are subject to currently exercisable options to purchase common stock, granted to Mr. Ehrman by the Company through the Company's employee stock option plan, and 25,000 shares given to him by his brother, Kenneth S. Ehrman as a gift in November, 1995. The balance of the shares of Common Stock beneficially owned by Mr. Ehrman were purchased by him using his personal funds: Mr. Ehrman purchased 56,525 shares of Common stock on October 25, 1996 at $1.20 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Ehrman's options were acquired pursuant to transactions approved by the board of directors of the Company.

     Unless otherwise set forth herein, and excepting the activities of Mr. Ehrman on behalf of the Company in his official capacities as an officer and director, Mr. Ehrman has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible

CUSIP No.  449489103                                                 Page 4 of 5
--------------------------------------------------------------------------------

for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of February 11, 2002, Michael Ehrman beneficially owned 333,400 shares of the Company's Common Stock, comprising 5.45% of the outstanding shares of Common Stock.

     (b) Mr. Ehrman possesses sole voting and sole dispositive power as to 333,400 shares of Common stock beneficially owned by him.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     None.

CUSIP No.  449489103                                                 Page 5 of 5
--------------------------------------------------------------------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         2/13/02
                                        ----------------------------------------
                                                          Date

                                                /s/ Michael L. Ehrman
                                        ----------------------------------------
                                                       Signature

                                                   Michael L. Ehrman
                                        ----------------------------------------
                                                     (Name/Title)